Exhibit 99.1

36Kr Holdings Announces Appointment of Chief Financial Officer

BEIJING, Nov 9, 2021 (PRNEWSWIRE) -- 36Kr Holdings Inc. (“36Kr” or the “Company”) (NASDAQ: KRKR), a prominent brand and pioneering platform dedicated to serving New Economy participants in China, today announced the appointment of Ms. Lin Wei as chief financial officer, effective immediately.

Ms. Lin Wei joined 36Kr in May 2021 as Vice President of Finance and Capital Markets, in charge of the Company’s financial management, financial reporting, investor relations and financing activities. Before joining 36Kr, Ms. Wei served as Head of Investor Relations at iQIYI, Inc., a NASDAQ listed company, from 2017 to 2020. Prior to that, Ms. Wei served in various positions at several NASDAQ and NYSE listed companies including Sohu.com Limited, The9 Limited, Shanda Interactive Entertainment Limited and Link Motion Inc. Ms. Wei received her bachelor’s degree in Economics from Renmin University of China.

"We are pleased to welcome Lin to our executive team," said Mr. Dagang Feng, 36Kr’s co-chairman and chief executive officer. "Lin brings to us extensive financial management and capital markets experience, and we look forward to working with Lin to achieve our next stage of growth in the new digital era."

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business conditions globally and in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1(212) 481-2050

E-mail: 36Kr@tpg-ir.com